Exhibit 21.1
SUBSIDIARIES OF LIBERATOR MEDICAL HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Organization

Liberator Medical Supply, Inc.	Florida

Liberator Health and Education Services, Inc.	Florida

Liberator Health and Wellness, Inc.	Florida